Pursuant to Rule 424(b)(5)
Registration No. 333-50090
Prospectus Supplement to Prospectus Dated February 26, 2001

$5,000,000,000

Global Landmark Securities ™ (“GlobLS ™ ”)

Ford Motor Credit Company

$2,500,000,000 6 7/8% GlobLS due February 1, 2006

$1,000,000,000 7 3/8% GlobLS due February 1, 2011
$1,500,000,000 Floating Rate GlobLS due April 17, 2003

    Ford Credit will issue $2,500,000,000 aggregate principal amount of 6 7/8% GlobLS due February 1, 2006 (the “Five-Year Notes”), $1,000,000,000 aggregate principal amount of 7 3/8% GlobLS due February 1, 2011 (the “Ten-Year Notes” and, together with the Five-Year Notes, the “Fixed Rate Notes”) and $1,500,000,000 aggregate principal amount of Floating Rate GlobLS due April 17, 2003 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”). The Five-Year Notes will mature on February 1, 2006. The Ten-Year Notes will mature on February 1, 2011. Each series of Fixed Rate Notes will pay interest semi-annually beginning on August 1, 2001. The Floating Rate Notes will mature on April 17, 2003 and will bear interest at a floating rate equal to the Three Month LIBOR Rate, reset quarterly, plus 69 basis points payable quarterly beginning July 17, 2001.

    The Five-Year Notes offered here are a further issuance of the 6 7/8% GlobLS due February 1, 2006 and are in addition to $3,000,000,000 principal amount of such Notes issued on January 30, 2001 and $1,000,000,000 principal amount of such Notes issued on February 6, 2001. The Ten-Year Notes offered here are a further issuance of the 7 3/8% GlobLS due February 1, 2011 and are in addition to $2,000,000,000 principal amount of such Notes issued on January 30, 2001. Each of the Five-Year Notes and the Ten-Year Notes will have the same Euroclear and Clearstream Luxembourg Common Code, International Security Identification Number and CUSIP Number respectively assigned to such previously issued Notes.

    The Notes may not be redeemed prior to their respective maturities unless certain events occur involving United States taxation.

    The Notes are offered for sale in the United States, Europe and Asia. Ford Credit has applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

    This Prospectus Supplement and the accompanying Prospectus have been lodged with the Registrar of Companies in Singapore as an information memorandum pursuant to section 106D of the Companies Act, Chapter 50 of Singapore.

	Per		Per
	Five-Year		Ten-Year		Per Floating
	Note	Total	Note	Total	Rate Note	Total

Initial public offering price	101.489%	$2,537,225,000	101.821%	$1,018,210,000	100.0%	$1,500,000,000

Underwriting discounts and commissions	0.325%	$8,125,000	0.425%	$4,250,000	0.125%	$1,875,000

Proceeds, before expenses, to issuer	101.164%	$2,529,100,000	101.396%	$1,013,960,000	99.875%	$1,498,125,000

    The initial public offering prices above do not include accrued interest. Interest on the Fixed Rate Notes will accrue from January 30, 2001 and must be paid by the purchaser for the period from January 30, 2001 to the date of delivery. Interest on the Floating Rate Notes will accrue from April 20, 2001 and must be paid by the purchaser if the Floating Rate Notes are delivered to the Underwriters after April 20, 2001. Ford Credit expects that delivery of the Notes will be made to investors on or about April 20, 2001.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan	UBS Warburg

Prospectus Supplement dated April 10, 2001.

TABLE OF CONTENTS

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT
CAPITALIZATION OF FORD CREDIT
CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS
UNITED STATES TAXATION OF NON-UNITED STATES PERSONS
INFORMATION CONCERNING FORD CREDIT
FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES SELECTED FINANCIAL DATA
INFORMATION CONCERNING FORD
SELECTED FINANCIAL DATA AND OTHER DATA OF FORD
FINANCIAL REVIEW OF FORD
INDUSTRY DATA AND MARKET SHARE OF FORD
RATIO OF EARNINGS TO FIXED CHARGES
UNDERWRITING
LEGAL OPINIONS
GENERAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
INFORMATION CONCERNING FORD
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

TABLE OF CONTENTS

Prospectus Supplement

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the Prospectus.

      The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and accompanying Prospectus. Admission to the Official List is not to be taken as an indication of the merits of the issuer or of the Notes.

     This Prospectus Supplement and accompanying Prospectus include particulars given in compliance with the requirements of the Singapore Exchange Securities Trading Limited for the purpose of giving information with regard to Ford Credit. Ford Credit accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. No one is authorized to provide you with different information.

     The Notes are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

     Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, The Netherlands, Singapore and Japan, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement and accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$” are to United States dollars.

IN CONNECTION WITH THE OFFERING, UBS WARBURG LLC, ON BEHALF OF THE UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKETS OR OTHERWISE, SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

B. Boerio

Executive Vice President,
Chief Financial Officer
and Treasurer

Barrett Burns

Director and
Executive Vice President

Terry D. Chenault

Director and
Executive Vice President

David C. Flanigan

Director and
Executive Vice President

Elizabeth S. Acton

Director

John T. Noone

Senior Vice President

Donald A. Winkler

Director, Chairman
of the Board and
Chief Executive Officer

C. Fredrick Mateer

Executive Vice President

Gregory C. Smith

Director and
Executive Vice President

Richard C. VanLeeuwen

Senior Vice President

A.J. Wagner

Senior Vice President

David L. Korman

Executive Vice President
and General Counsel

Henry D. Wallace

Director

Robert D. Charles

Senior Vice President

Patricia L. Dunbar

Senior Vice President

Caron C. Schreiber

Senior Vice President

Rowland H. Strickland

Senior Vice President

All of the above-named persons are full-time employees of Ford Motor Company (“Ford”) or Ford Credit.

CAPITALIZATION OF FORD CREDIT

      The capitalization of Ford Credit and its subsidiaries at December 31, 2000 is as follows (in millions of U.S. dollars):

	Outstanding	Additional
	December 31,	Long-term
	2000	Indebtedness

Senior Indebtedness, Unsecured
Short-term

Commercial paper	$42,254.8

Other short-term debt	7,875.1

Total short-term debt	50,129.9

Long-term debt payable within one year	12,856.6

Long-term notes	83,308.2

Notes offered hereby	—	$5,000

Total debt	146,294.7

Stockholder’s Equity

Capital stock, par value $100 a share (250,000 common shares authorized, issued, and outstanding)	25.0

Paid-in surplus (contributions by stockholder)	4,273.0

Accumulated other comprehensive loss	(383.7)

Earnings retained for use in the business	8,272.3

Total stockholder’s equity	12,186.6

Total Capitalization	$158,481.3

      Except as set forth herein, there has been no material change in the capitalization of Ford Credit since December 31, 2000 to the date of this Prospectus Supplement.

DESCRIPTION OF NOTES

      The Notes are part of the Debt Securities registered by Ford Credit in January 2001 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Debt Securities in the aggregate principal amount of $6,750,000,000 previously have been designated for sale or have been sold.

The Fixed Rate Notes

      The Five-Year Notes offered here are a further issuance of the 6 7/8% GlobLS due February 1, 2006 and are in addition to $3,000,000,000 principal amount of such Notes issued on January 30, 2001 and $1,000,000,000 principal amount of such Notes issued on February 6, 2001 (the Five-Year Notes, together with such previously issued 6  7/8% GlobLS due February 1, 2006, the “6  7/8% Notes”). The 6  7/8% Notes are currently limited to $6,500,000,000 total principal amount. However, Ford Credit may, from time to time, without the consent of the holders create and issue further 6  7/8% Notes. Any additional notes will, together with the 6  7/8% Notes, constitute a single series of notes under the Indenture.

      The Ten-Year Notes offered here are a further issuance of the 7  3/8% GlobLS due February 1, 2011 and are in addition to $2,000,000,000 principal amount of such Notes issued on January 30, 2001 (the Ten-Year Notes, together with such previously issued 7  3/8% GlobLS due February 1, 2011, the “7  3/8% Notes”). The 7  3/8% Notes are currently limited to $3,000,000,000 total principal amount. However, Ford Credit may, from time to time, without the consent of the holders create and issue further 7  3/8% Notes. Any additional notes will, together with the 7  3/8% Notes, constitute a single series of notes under the Indenture.

      No additional notes of either series may be issued if an Event of Default has occurred with respect to such series.

      The Fixed Rate Notes will bear interest from January 30, 2001. Interest on the Fixed Rate Notes will be payable on February 1 and August 1 of each year, commencing August 1, 2001, to the persons in whose names the Fixed Rate Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Fixed Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, Ford Credit may at its option redeem one or both series of Fixed Rate Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

The Floating Rate Notes

      The Floating Rate Notes will initially be limited to $1,500,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on April 17, 2003 (the “Floating Rate Maturity Date”).

      The Floating Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, Ford Credit may at its option redeem the Floating Rate Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford Credit may, from time to time, without the consent of the holders of the Floating Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Floating Rate Notes. Any additional notes will, together with the Floating Rate

Notes, constitute a single series of Floating Rate Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Floating Rate Notes.

      The Floating Rate Notes will bear interest from April 20, 2001 at a floating rate determined in the manner provided below, payable on January 17, April 17, July 17 and October 17 of each year (each such day a “Floating Rate Interest Payment Date”), commencing July 17, 2001, to the persons in whose name the Floating Rate Notes were registered at the close of business on the 15th day preceding the respective Floating Rate Interest Payment Date, subject to certain exceptions.

      The per annum interest rate on the Floating Rate Notes (the “Floating Interest Rate”) in effect for each day of an Interest Period (as defined below) will be equal to the Three Month LIBOR Rate plus 69 basis points (0.69%). The Floating Interest Rate for each Interest Period for the Floating Rate Notes will be set on the seventeenth day of the months of January, April, July and October of each year, and will be set for the initial Interest Period on April 20, 2001 (each such date an “Interest Reset Date”) until the principal on the Floating Rate Notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Reset Date (other than the initial Interest Reset Date occurring on April 20, 2001) and Floating Rate Interest Payment Date for the Floating Rate Notes would otherwise be a day that is not a LIBOR Business Day, such Interest Reset Date and Floating Rate Interest Payment Date shall be the next succeeding LIBOR Business Day, unless the next succeeding LIBOR Business Day is in the next succeeding calendar month, in which case such Interest Reset Date and Floating Rate Interest Payment Date shall be the immediately preceding LIBOR Business Day.

      “LIBOR Business Day” means any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. “Interest Period” shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the Floating Rate Maturity Date or Principal Payment Date, as the case may be, to but not including such Floating Rate Maturity Date or Principal Payment Date, as the case may be. If the Principal Payment Date or Floating Rate Maturity Date is not a LIBOR Business Day, then the principal amount of the Floating Rate Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding Business Day and no interest shall accrue for the Floating Rate Maturity Date, Principal Payment Date or any day thereafter. “Business Day” shall mean any day that is not a Saturday or Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

      The “Three Month LIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(i) On the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding each Interest Reset Date (each such date an “Interest Determination Date”), The Chase Manhattan Bank (the “Reference Agent”), as agent for Ford Credit, will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such Interest Determination Date. “Telerate Page 3750” means the display page so designated on Bridge Telerate, Inc. (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on such Interest Determination Date does not appear on the Telerate Page 3750, the Three Month LIBOR Rate will be determined as described in (ii) below.

(ii) With respect to an Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month

LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Reference Agent (the “Reference Banks”) at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the Reference Agent at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the relevant Floating Interest Rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the Floating Interest Rate in effect on such Interest Determination Date.

      The amount of interest for each day that the Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the Floating Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Interest Period.

      The Floating Interest Rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

      The Floating Interest Rate and amount of interest to be paid on the Floating Rate Notes for each Interest Period will be determined by the Reference Agent. So long as the Floating Rate Notes are listed on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited, the Floating Rate Interest Payment Date, the Floating Interest Rate and amounts of interest to be paid on the Floating Rate Notes for each Interest Period will be communicated to each of the Exchanges by the Reference Agent no later than the first day of the relevant Interest Period and published in accordance with “Notices” below. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Floating Rate Notes. So long as the Three Month LIBOR Rate is required to be determined with respect to the Floating Rate Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish the Three Month LIBOR Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.

Book-Entry, Delivery and Form

      Each series of Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited on April 20, 2001 with, or on behalf of, The

Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless otherwise determined, at Ford Credit’s option. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank, will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to each series of Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to

Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR 1 billion.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will promptly provide notice to the holders of the Notes and appoint a paying agent and transfer agent in Luxembourg and Singapore.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant

Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Ford Credit will, subject to the exceptions and limitations described below, pay as additional interest on each series of Notes, any additional amounts that are necessary in order that the net payment by Ford Credit’s paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of such Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts with respect to any Notes as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem such Notes pursuant to their terms.

Notices

      Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as such Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Exchange Securities Trading Limited, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as its authorized agent to receive service of process in the State of New York.

European Union Tax Proposals

      The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption or reduced rate for non-United States persons, other than non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN, provided that either (i) it is entitled to the benefits of an income tax treaty to which the United States is a party (which treaty exempts interest on the Notes received by it from United States withholding tax) or (ii) it is not related to Ford Credit through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax.” In addition, a non-United States partnership holding a Note will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Exemption for non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8ECI). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States to which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI.

      Exemption for United States persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9.

      United States federal income tax reporting procedure. A beneficial owner of a Note, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”, if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Shearman & Sterling, special tax counsel to Ford Credit, and counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      If a beneficial owner or holder of a Note is a non-United States partnership, the non-United States partnership will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to certain payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “Income and Withholding Tax” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under “Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with specific connections to the United States, or, a United States branch of a foreign bank or foreign insurance company, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford Motor Company (“Ford”). As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.

FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

(dollar amounts in millions)

	Years Ended or at December 31

	2000	1999	1998

Income Statement Data

Total revenue	$23,605.7	$20,359.7	$19,302.5

Interest expense	8,970.1	7,193.4	6,910.4

Provision for credit losses	1,670.8	1,166.4	1,179.5

Income before income taxes	2,495.0	2,103.8	1,812.2

Net income	1,536.5	1,261.1	1,084.2

Cash dividends	(119.7)	(2,317.0)	(500.2)

Memo:

Net credit losses amount*	$1,297.2	$999.7	$1,039.4

As percentage of average net finance receivables outstanding*	0.84%	0.74%	0.86%

Balance Sheet Data

Net investment, operating leases	$38,457.0	$32,838.2	$34,566.5

Finance receivables, net	$122,738.4	$108,753.8	$95,941.6

Capital

Short-term debt	$50,129.9	$49,847.7	$53,633.2

Long-term debt (including current portion)	96,164.8	83,226.0	61,334.1

Stockholder’s equity	12,186.6	10,924.1	10,644.7

Total capital	$158,481.3	$143,997.8	$125,612.0

*  Includes net investment in operating leases.

2000 Results of Operations

      Ford Credit’s full-year 2000 financial statements include Volvo financing operations in the following regions: North America, Belgium, Britain, the Netherlands, Norway, and Switzerland. Volvo financing operations in Finland and Spain are included in second, third, and fourth quarter 2000 financial statements. Additional Volvo financing operations will be consolidated into Ford Credit’s financial results in 2001.

      Ford Credit is restructuring its operations in the United States and Canada. This involves the centralizing of collections and administrative functions, historically performed in Ford Credit’s 136 branches, into eight regional service centers. This process began in 1999 and currently five of the service centers are fully operational. The remaining three service centers are expected to be fully operational by May 2001.

2000 Compared with 1999

      Ford Credit’s consolidated net income in 2000 was $1,536 million, up $275 million or 22% from 1999. Compared with 1999, the increase in full-year earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher credit losses and operating costs.

      Total net finance receivables and net investment in operating leases at December 31, 2000 were $161 billion, up $19 billion or 13% from a year earlier. The increase results primarily from a higher volume of installment sale receivables due in part to Ford Motor Company-sponsored special financing programs that are available exclusively through Ford Credit, a higher volume of wholesale receivables, and inclusion of Volvo financing receivables.

      Improved net financing margins reflect primarily lower depreciation expense resulting from fewer off-lease vehicles returned to Ford Credit, offset partially by an increase in borrowing costs.

      Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.84% in 2000 compared with 0.74% in 1999. This increase is due primarily to the launch of collection activities at the regional service centers in the United States and Canada discussed above.

      Higher operating costs reflect primarily the servicing of a higher level of receivables, inclusion of operating expenses of recently acquired subsidiaries, and costs associated with the restructuring of United States and Canadian operations.

      During 2000, Ford Credit financed 51% of all new cars and trucks sold by Ford, Lincoln, and Mercury dealers in the U.S. compared with 47% in 1999. In Europe, Ford Credit financed 32% of all new vehicles sold by Ford dealers, compared with 33% a year ago. Ford Credit’s retail financing for new and used vehicles totaled about 3.5 million in the United States and about 800,000 in Europe during 2000. Ford Credit provided wholesale financing for 84% of Ford, Lincoln, and Mercury factory sales in the United States and 96% of Ford factory sales in Europe, unchanged from 1999.

      In the fourth quarter of 2000, Ford Credit’s consolidated net income was $410 million, up $101 million or 33% from 1999 earnings of $309 million. Compared with 1999, the increase in earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher credit losses associated with the restructuring of operations in the United States and Canada.

1999 Results of Operations

      Ford Credit’s consolidated net income in 1999 was $1,261 million, up $177 million or 16% from 1998. Compared with 1998, the increase in full year earnings reflects primarily higher financing volumes and improved credit loss performance, offset partially by increased operating expense.

      Credit losses as a percent of average net finance receivables including net investment in operating leases decreased to 0.74% in 1999 compared with 0.86% in 1998, reflecting an improvement in portfolio credit quality.

      Higher operating expenses reflect primarily operating expenses of acquisitions, costs associated with the restructuring of operations in the United States and Canada, and employee separation programs.

      Total net finance receivables and net investment in operating leases at December 31, 1999 were $142 billion, up $11 billion or 9% from a year earlier. The increase results primarily from Ford-sponsored special retail financing programs that are available exclusively through Ford Credit.

      During 1999, Ford Credit financed 47% of all new cars and trucks sold by Ford, Lincoln, and Mercury dealers in the U.S. compared with 42% in 1998. In Europe, Ford Credit financed 33% of all new vehicles sold by Ford dealers, unchanged from a year earlier. Ford Credit’s retail financing for new and used vehicles totaled about 3.1 million in the United States and about 800,000 in Europe during 1999. In 1999, Ford Credit provided wholesale financing for 84% of Ford, Lincoln, and Mercury factory sales in the United States and 96% of Ford factory sales in Europe compared with 83% for the United States and 95% for Europe in 1998.

      In the fourth quarter of 1999, Ford Credit’s consolidated net income was $309 million, up $75 million or 32% from 1998 earnings of $234 million. Compared with 1998, the increase in fourth-quarter earnings reflects primarily a higher level of finance receivables and improved credit loss performance offset partially by higher operating expenses.

Liquidity and Capital Resources

      Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of FCE Bank plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers’ wholesale inventories and for income taxes. Ford Credit’s ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 — Business — “Business of Ford Credit — Borrowings and Other Sources of Funds” in Ford Credit’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “Ford Credit 2000 10-K Report”). For additional information regarding Ford Credit’s association with Ford, see Item 1 — Business — “Certain Transactions with Ford and Affiliates” in the Ford Credit 2000 10-K Report.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and it manages these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford:

	Years Ended or at December 31*

	2000	1999	1998	1997	1996

	(in millions except per share and unit sales amounts)

Consolidated Statement of Income Information
Automotive Sector

Sales	$141,230	$135,073	$118,017	$121,976	$116,886

Operating income	5,226	7,214	5,567	6,164	1,928

Net income	3,624	4,986	4,049	4,203	1,271
Financial Services Sector

Revenues	28,834	25,585	25,333	30,692	28,966

Income before gain on spin-off of The Associates and income taxes	2,967	2,579	2,483	3,857	4,222

Gain on spin-off of The Associates	—	—	15,955	—	—

Income before income taxes	2,967	2,579	18,438	3,857	4,222

Net income	1,786	1,516	17,319	2,206	2,791
Discontinued Operations

Income from Discontinued Operations	309	735	703	511	384

Loss on spin-off of Discontinued Operations	(2,252)
Total Company

Net income	3,467	7,237	22,071	6,920	4,446
Total Company Data Per Share of Common and Class B Stock After Preferred Stock Dividends

Basic EPS — Continuing Operations	3.66	5.38	17.59	5.32	3.40

Basic EPS — Net Income	2.34	5.99	18.17	5.75	3.73

Diluted EPS — Continuing Operations	3.59	5.26	17.19	5.20	3.32

Diluted EPS — Net Income	2.30	5.86	17.76	5.62	3.64

Consolidated Balance Sheet Information
Automotive

Total assets	95,343	99,201	83,911	80,339	75,008

Debt Payable within one year	277	1,338	1,007	1,026	1,614

Long-term debt — noncurrent portion	11,769	10,398	8,589	6,964	6,385
Financial Services

Total assets	189,078	171,048	148,801	194,018	183,209

Debt	153,510	139,919	122,324	160,071	150,205
Total Ford

Total assets	284,421	270,249	232,712	274,357	258,217

Debt	165,556	151,655	131,920	168,061	158,204

Stockholders’ equity	18,610	27,604	23,434	30,787	26,765

Other Data
Total Ford

Cash dividends (2000 adj to reflect VEP)	1.16	1.88	1.72	1.645	1.47

Capital expenditures	8,348	7,659	7,757	7,800	7,683

Depreciation & Amortization	14,849	14,542	13,903	13,194	12,791

Worldwide vehicle unit sales of cars and trucks (in thousands)	7,424	7,220	6,823	6,947	6,653

*	As a result of the spin-off of Visteon on June 28, 2000, Ford’s consolidated balance sheet and consolidated statements of income and cash flows for the years shown above were restated to reflect Visteon as a discontinued operation.

FINANCIAL REVIEW OF FORD

Overview

      Ford earned $5.4 billion from continuing operations in 2000 on record revenues and volume as it made significant progress moving toward a consumer-focused organization. Excluding unusual items, 2000 operating earnings were $6.7 billion, or a record $3.26 per diluted share, up 4 percent from 1999 on a comparable basis. Revenues for 2000 were a record at $170 billion, up 6 percent. Vehicle unit sales rose 3 percent to a record 7.4 million. Full-year results for both periods exclude Visteon Corp., which was spun off on June 28, 2000.

      Ford Credit’s earnings were up 22 percent to $1.54 billion. Hertz had record income of $358 million, its ninth consecutive year of increased earnings.

Fourth Quarter

      Fourth quarter 2000 results were below a year ago, primarily because of weaker vehicle industry conditions in the United States. Earnings from continuing operations (excluding Visteon) were $1.1 billion or 57 cents per fully diluted share of common and Class B stock. Quarterly results include a one-time charge of $133 million, or 7 cents a share, for the write-down of assets associated with the Nemak joint venture on castings. A year ago, earnings from continuing operations were $1.7 billion or $1.39 per diluted share.

      Fourth quarter 2000 operating earnings (excluding Visteon and one-time items) were $1.2 billion, or 64 cents per fully diluted share of common and Class B stock. Operating earnings for the 1999 fourth quarter, were $1.8 billion or 83 cents per diluted share, adjusted for the Value Enhancement Plan.

Automotive Operations

      Ford earned $3.62 billion from continuing automotive operations in 2000 on revenues of $141 billion. That compares to $4.99 billion on revenues of $135 billion a year ago. Worldwide factory unit sales for the year were 7.4 million units, topping the previous record of 7.2 million set in 1999. Total costs were down $500 million at constant volume and mix. Cost improvements were below the $1 billion goal, primarily reflecting the Firestone tire recall and the 3.8 liter engine warranty extension. Automotive gross cash at year-end was $16.5 billion.

      Income from continuing operations in the fourth quarter was $629 million, down from $1.35 billion a year ago. Revenue from automotive operations was $35.1 billion, versus $37.3 billion. Worldwide vehicle unit sales in the fourth quarter were 1.8 million units, down from 1.9 million a year ago.

      North America:  Full-year 2000 earnings were $4.89 billion on revenues of $103.9 billion, down from $5.42 billion on revenues of $99.2 billion in 1999. Fourth-quarter 2000 earnings were $607 million on revenues of $25.6 billion. That compares to $1.47 billion on revenues of $27.1 billion. The reduction primarily reflects lower industry sales and market share, and higher marketing costs.

      Ford has taken aggressive action to adjust its first quarter production schedules to meet softening market demand. Ford will continue to closely monitor economic conditions, and will not hesitate to take further actions if warranted.

      Europe:  Full-year 2000 losses were $1.13 billion on revenues of $28.7 billion after several one-time items, including a $1 billion charge for asset impairments and restructuring. On an operating basis, Europe had a loss of $35 million. A year ago, Europe had a profit of $50 million, or $10 million on an operating basis, on revenues of $29.3 billion. Fourth-quarter results were a profit of $33 million on revenues of $7.3 billion reflecting continued cost reductions. In the 1999 fourth quarter, the loss was $30 million on revenues of $8.5 billion.

      South America:  Full-year results improved to a loss of $240 million on revenues of $2.5 billion. Last year, Ford lost $444 million on revenues of $2.3 billion. Fourth-quarter losses were $31 million on revenues of $642 million. The year-earlier period was a $100 million loss on revenues of $537 million. The improvement over a year ago reflects continued cost reductions and better revenue and product mix.

      Asia-Pacific and other markets:  Full-year profits were $108 million on sharply higher revenues of $6.2 billion. That compares to an $87 million profit on revenues of $4.2 billion. Fourth-quarter 2000 results were a $20 million profit on revenues of $1.5 billion. That compares to a profit of $10 million on revenues of $1.1 billion.

Ford Credit

      Ford Credit earned $1.54 billion in 2000, up 22 percent from 1999. In the fourth quarter, Ford Credit earned $410 million, an increase of $101 million, primarily because of higher volume and an improved net financing margin, offset partially by higher credit losses associated with the restructuring of North American operations.

Hertz

      Hertz reported full-year 2000 earnings of $358 million, up from $336 million in 1999. It was the ninth consecutive year of improved earnings for Hertz. In the fourth quarter Hertz earned $56 million, down $5 million from the year-earlier period.

INDUSTRY DATA AND MARKET SHARE OF FORD

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Years Ended December 31

	2000	1999	1998	1997	1996

Cars	8.8	8.7	8.2	8.3	8.6

Trucks	9.0	8.7	7.8	7.2	6.9

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Years Ended December 31

	2000	1999	1998	1997	1996

Cars	19.1%	19.6%	19.2%	19.7%	20.6%

Trucks	28.2	28.2	30.2	31.1	31.1

      For additional information regarding Ford, see the Ford Credit 2000 10-K Report.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Years Ended December 31

	2000	1999	1998		1997	1996

Ford Motor Credit Company	1.3	1.3	1.3		1.3	1.3

Ford Motor Company*	1.7	2.0	3.7	**	1.9	1.6

*	Excludes earnings and fixed charges for years ended December 31, 2000, 1999 and 1998, of Visteon Corporation, Fords former automotive components and systems subsidiary, which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one-time, non-cash charge resulting from the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

UNDERWRITING

      Ford Credit is selling each series of Notes to the Underwriters named below under an Underwriting Agreement dated April 10, 2001 and related Pricing Agreements each dated April 10, 2001. The Underwriters and the amount of Notes each of them has agreed to purchase from Ford Credit are as follows:

Principal Amount of
Underwriters	Five-Year Notes

Banc of America Securities LLC	$750,000,000

Chase Securities Inc.	750,000,000

UBS Warburg LLC	750,000,000

ABN AMRO Incorporated	25,000,000

Bear, Stearns & Co.	25,000,000

Commerzbank Capital Markets Corporation	25,000,000

Goldman, Sachs & Co.	25,000,000

HSBC Securities (USA) Inc.	25,000,000

Lehman Brothers Inc.	25,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	25,000,000

Morgan Stanley & Co. Incorporated	25,000,000

Salomon Smith Barney Inc.	25,000,000

Blaylock & Partners, L.P.	12,500,000

Guzman & Company	12,500,000

Total	$2,500,000,000

Principal Amount of
Underwriters	Ten-Year Notes

Banc of America Securities LLC	$300,000,000

Chase Securities Inc.	300,000,000

UBS Warburg LLC	300,000,000

ABN AMRO Incorporated	10,000,000

Bear, Stearns & Co., Inc.	10,000,000

Commerzbank Capital Markets Corporation	10,000,000

Goldman, Sachs & Co.	10,000,000

HSBC Securities (USA) Inc.	10,000,000

Lehman Brothers Inc.	10,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	10,000,000

Morgan Stanley & Co. Incorporated	10,000,000

Salomon Smith Barney Inc.	10,000,000

Blaylock & Partners, L.P.	5,000,000

Guzman & Company	5,000,000

Total	$1,000,000,000

Principal Amount of
Floating Rate
Underwriters	Notes

Banc of America Securities LLC	$450,000,000

Chase Securities Inc.	450,000,000

UBS Warburg LLC	450,000,000

ABN AMRO Incorporated	15,000,000

Bear, Stearns & Co., Inc.	15,000,000

Commerzbank Capital Markets Corporation	15,000,000

Goldman, Sachs & Co.	15,000,000

HSBC Securities (USA) Inc.	15,000,000

Lehman Brothers Inc.	15,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,000,000

Morgan Stanley & Co. Incorporated	15,000,000

Salomon Smith Barney Inc.	15,000,000

Blaylock & Partners, L.P.	7,500,000

Guzman & Company	7,500,000

Total	$1,500,000,000

      Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreements, if the Underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

      The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.200%, 0.250% and 0.075% of the principal amount of the Five-Year Notes, the Ten-Year Notes and the Floating Rate Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.125%, 0.200% and 0.010% of the principal amount of the Five-Year Notes, the Ten-Year Notes and the Floating Rate Notes, respectively, to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to each series of Notes may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreements.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectus have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to exemptions invoked under section 106C and 106D of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

      The Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any reoffering, and neither this Prospectus Supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and articles with a treasury department, who or which trade or invest in securities as part of their business or profession.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      The Floating Rate Notes are a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in each series of the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of any series of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to such series of Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of any series of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      All secondary trading in the Notes will settle in immediately available funds. See “Description of Notes — Global Clearance and Settlement Procedures”.

      Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit estimates that it will spend approximately $1,800,000 for printing, registration fees, rating agency and other expenses related to the offering of the Notes. The Underwriters have agreed to reimburse Ford Credit for certain of its expenses incurred in connection with the offering of the Notes.

      In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit and certain of its affiliates. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the Trustee with respect to the Notes.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by S.J. Thomas, Esq., Secretary of Ford Credit and Associate Counsel—Corporate of Ford, or other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Ms. Thomas is a full-time employee of Ford, and holds options to purchase shares of common stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificates of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit’s current Annual and Quarterly Reports, as well as all its future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale à Luxembourg S.A. in Luxembourg. Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

      Application has also been made to list each series of the Notes on the Singapore Exchange Securities Trading Limited. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

      The annual financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the incorporation by reference of their report in this Prospectus Supplement and the accompanying Prospectus; their report is dated January 18, 2001 on Ford Credit’s audited financial statements for the financial year ended December 31, 2000.

      This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale à Luxembourg S.A., 69 route d’Esch L-2953, Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 2000.

      Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on October 28, 1999.

      The Notes have been assigned Euroclear and Clearstream Luxembourg Common Code Numbers, International Security Identification Numbers (ISIN) and CUSIP Numbers as follows:

	Five-Year	Ten-Year	Floating Rate
	Notes	Notes	Notes

Euroclear and Clearstream Luxembourg Common Code:	012408609	012408617	012823720

ISIN:	US345397TR40	US345397TS23	US345397TU78

CUSIP:	345397TR4	345397TS2	345397TU7

Ford Motor Credit Company

$36,700,000,000

Debt Securities

          This Prospectus is part of a registration statement that Ford Motor Credit Company filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Ford Credit may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $36,700,000,000.

      This Prospectus provides you with a general description of the debt securities Ford Credit may offer. Each time Ford Credit sells debt securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus.

      You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Ford Credit’s principal executive offices are located at:

          Ford Motor Credit Company
          One American Road
          Dearborn, Michigan 48126
          313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 26, 2001.

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the “Third Quarter 10-Q Report”)

•	Current Reports on Form 8-K dated January 10, 2000, January 25, 2000, January 28, 2000 (the “January 2000 8-K Report”), February 2, 2000, February 4, 2000, March 8, 2000, March 15, 2000, March 16, 2000, April 19, 2000, June 5, 2000, June 14, 2000, July 14, 2000, July 19, 2000, July 31, 2000, September 11, 2000, September 14, 2000, September 21, 2000, October 18, 2000, November 1, 2000, November 2, 2000, December 1, 2000, December 22, 2000, January 3, 2001, January 11, 2001, January 18, 2001, January 29, 2001, February 1, 2001, and February 1, 2001 (the “February 2001 8-K Report”).

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       One American Road
       Dearborn, MI 48126
       Attn: Corporate Secretary
       (313) 594-9876

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and it manages these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Years Ended December 31

	2000	1999	1998		1997	1996

Ford Motor Credit Company	1.3	1.3	1.3		1.3	1.3

Ford Motor Company*	1.7	2.0	3.7	**	1.9	1.6

*	Excludes earnings and fixed charges for years ended December 31, 2000, 1999 and 1998, of Visteon Corporation, Fords former automotive components and systems subsidiary, which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one-time, non-cash charge resulting from the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

      Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

DESCRIPTION OF DEBT SECURITIES

      Ford Credit will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between Ford Credit and The Chase Manhattan Bank (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between Ford Credit and The Chase Manhattan Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.

      The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. Ford Credit filed the Indenture as an exhibit to the registration statement, and suggests that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary Ford Credit has included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

      The debt securities offered by this Prospectus will be limited to a total amount of $36,700,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical or global form;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. The debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).

      Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by Ford Credit in immediately available funds.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in the Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name;

•	You will not be able to receive a physical certificate for the debt securities;

•	Ford Credit’s obligations, as well as the obligations of the Trustee and any of Ford Credit’s agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once any payment under a series of debt securities is made to DTC, neither Ford Credit nor the Trustee will have any further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it;

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither Ford Credit nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution;

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates; and

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

PLAN OF DISTRIBUTION

      Ford Credit may sell the debt securities to or through agents or underwriters or directly to one or more purchasers. The sale may be by electronic auction.

By Agents

      Ford Credit may use agents to sell the debt securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

By Underwriters

      Ford Credit may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      Ford Credit may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

Electronic Auctions

      We may determine the price or other terms of the debt securities offered under this prospectus by use of an electronic auction. We will describe in the related supplement to this prospectus how any auction will be conducted to determine the price or any other terms of the debt securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

General Information

      Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

      Ford Credit may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, Ford Credit or its subsidiaries in the ordinary course of their respective businesses. The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

LEGAL OPINIONS

      Richard P. Conrad, Esq., who is Ford Credit’s Associate Counsel-Corporate and Assistant Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the debt securities. Mr. Conrad owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

      The financial statements and schedules included in the 1999 10-K Report, the January 2000 8-K Report and the February 2001 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 2000 and 1999, June 30, 2000 and 1999 and September 30, 2000 and 1999 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.

PRINCIPAL OFFICES OF FORD MOTOR CREDIT COMPANY One American Road Dearborn, Michigan 48126

TRUSTEE
The Chase Manhattan Bank 450 West 33rd Street New York, New York 10001

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Banque Internationale à Luxembourg S.A.
69 route d’Esch
L-2953 Luxembourg

LEGAL ADVISERS

To Ford Motor Credit Company as to United States Law S.J. Thomas Secretary and Associate Counsel — Corporate One American Road Dearborn, Michigan 48126

To the Underwriters as to United States Law and Special United States Tax Counsel to Ford Motor Credit Company Shearman & Sterling 599 Lexington Avenue New York, New York 10022

To the Issue

as to Singapore Law
Yoong & Partners
24 Raffles Place #19-01
Clifford Centre
Singapore 048621

AUDITORS TO

FORD MOTOR CREDIT COMPANY
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243